UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

Commission File Number 001-38055

NETSHOES (CAYMAN) LIMITED

(Exact name of registrant as specified in its charter)

The Cayman Islands	98-1007784
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua Vergueiro 961, Liberdade

01504-001 São Paulo, São Paulo, Brazil

+55 11 3028-3528

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Voting Results of the Extraordinary General Meeting of Shareholders of the Company held on June 14, 2019

Netshoes (Cayman) Limited (the “Company”) provides its shareholders and the market with the final results for the votes of its extraordinary general meeting of shareholders held on June 14, 2019 (the “EGM”). At the EGM of the Company, a quorum was present and three special resolutions were submitted to and approved by the shareholders. The proposals are described in detail in the Company’s information statement dated June 3, 2019 (the “Information Statement”) and furnished to the U.S. Securities and Exchange Commission. A total of 26.021.532 common shares, representing 83.79% of the common shares issued and outstanding as of May 7, 2019, the record date, cast votes in person or by proxy at the EGM.  The results of the votes are as follows:

	For		Against		Abstain
Special Resolutions subject to vote	Votes	%	Votes	%	Votes	%

The merger of the Company with Magazine Luiza Cayman Ltd, an exempted company incorporated under the laws of the Cayman Islands (the “Merging Company”), whereby the Company will be the surviving company (the “Surviving Company”) and all the undertakings, property and liabilities of the Company and the Merging Company shall vest in the Company by virtue of such merger pursuant to the provisions of the Companies Law (2018 Revision) of the Cayman Islands (the “Merger”), be approved.	23,501,944	90.32%	2,204,663	8.47%	314,925	1.21%
The agreement and plan of merger between the Company, Magazine Luiza S.A. (“Magazine Luiza”) and the Merging Company dated as of April 29, 2019, and as amended pursuant to the first amendment to agreement and plan of merger dated as of May 26, 2019 (and as it may be further amended, varied or supplemented by the parties from time to time after the date hereof, including but not limited to increase the merger consideration) (the “Merger Agreement”), be approved, ratified, adopted and confirmed in all respects.	23,501,944	90.32%	2,204,663	8.47%	314,925	1.21%
There being no holders of any outstanding security interest granted by the Company immediately prior to the Effective Time (as defined in the Merger Agreement), the plan of merger between the Company and the Merging Company in substantially the form annexed to the Merger Agreement (the “Plan of Merger”) be approved and the Company be authorized to enter into the Plan of Merger and any Director of the Company be authorized to agree and finalize the terms of, and to execute, the same on behalf of the Company.	23,501,944	90.32%	2,204,663	8.47%	314,925	1.21%

In light of the vote in favor of the above resolutions authorizing the merger transaction with Magazine Luiza, the Company expects to consummate the Merger with the Merging Company on or prior to June 19, 2019 and Netshoes shareholders, other than those who have validly exercised their statutory right to dissent to the Merger,  will receive a payment in cash of US$3.70, without interest and less any applicable withholding taxes (the “Merger Consideration”) for each common share held by them. Promptly following the Effective Time (as such time is defined in the Merger Agreement) of the Merger, Magazine Luiza and the Surviving Company will cause the paying agent to mail to each holder of record of common shares whose shares were converted into the right to receive the Merger Consideration, (i) transmittal materials, including a letter of transmittal in customary form as agreed by Magazine Luiza and Netshoes and (ii) instructions for surrendering book-entry common shares in exchange for the Merger Consideration. For further information with respect to payment procedures, see “The Merger Agreement—Payment Procedures” in the Information Statement.

Today, at 10:30 a.m. São Paulo time, the Company received a communication from Grupo SBF S.A. (“Centauro”) with respect to a possible increase of their previously announced offer. This possible increase was non-binding and contingent upon Centauro’s receiving an undisclosed amount of funds from an unnamed financial investor with whom Centauro said it was negotiating. Such communication was duly disclosed to shareholders present at the EGM.

The Company expects to provide further notification to the market upon consummation of the Merger.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Netshoes (Cayman) Limited

By:	/s/ Marcio Kumruian
Name:	Marcio Kumruian
Title:	Chief Executive Officer

Date: June 14, 2019